Filed by Aspirational Consumer Lifestyle Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Wheels Up Partners Holdings LLC

Commission File No. 001-39541

Wheels Up set to go public via Spac merger

Deal would give private jet charter start-up an enterprise value of $2.1bn

Wheels Up hopes the merger with the ‘blank cheque’ company will help turn the digital platform into the ‘Uber of the sky’

A private jet charter start-up backed by investors including Serena Williams and Lance Armstrong plans to go public via a merger with a “blank cheque” company launched by the former head of the Asian division of a private equity firm co-founded by LVMH.

The deal would give US-based Wheels Up, an online private jet booking platform, an enterprise value of $2.1bn. It is expected to close in the second quarter of 2021 and would mark the first private aviation platform to be listed on the New York Stock Exchange.

The merger would generate up to $790m in cash, including up to $240m from Aspirational Consumer Lifestyle Corp, the special purpose acquisition company launched in September by Ravi Thakran, former head of L Catterton Asia. LVMH, the world’s largest luxury goods group, and L Catterton, the private equity business co-founded by LVMH, hold minority stakes in the vehicle.

Investors — including asset managers T Rowe Price, Fidelity and Franklin Advisors — will also provide $550m in private investments in public equity at $10 per share.

Proceeds will be used to clear part of Wheels Up’s debt as well as to finance technology investment, deals and expansion in markets with developed infrastructure including the Middle East, China and Japan, said Mr Thakran, founder of private equity fund Asia 3.0.

“Initially, when you land in Asia, particularly where infrastructure and local connection will be needed, it is best to do a joint venture [to] gain experience before jumping [in],” he added.

Kenny Dichter, Wheels Up founder and chief executive, hopes the merger will help turn the digital platform, which launched in 2013, into the “Uber of the sky”.

The airline industry has been hit hard as countries have closed borders to contain the coronavirus pandemic. But Mr Dichter said 2020 had been Wheels Up’s best year for new memberships. “While business flying was down, personal flying was up,” he said.

The cost of Wheels Up’s individual membership for the first year, including a joining fee, is $17,500, while annual subscriptions start at $8,500 from the second year.

Paul Yong, equity analyst at DBS, said the pandemic had spurred demand for private charter jets “as the wealthy look to travel more safely”, adding that the jump in demand may stick if “luxury travellers will permanently switch to flying private planes” in the wake of Covid-19.

Spacs launched amid the Wall Street flurry of “blank cheque” company listings in 2020 have become a major driver of listing activity. Spacs typically have two years to find a company to take public using the proceeds they raise. Last week they struck mergers worth more than $15bn in a single day.

The structure offers companies a quicker, cheaper route to going public than initial public offerings. But Spacs have been criticised for lacking transparency and providing greater returns for sponsors than for shareholders.

Mr Thakran will launch two more Spacs, one in a matter of days, with a similar focus to the first vehicle: European or US companies in consumer sectors including wellness, hospitality or spirits looking to expand in Asia.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), and Aspirational Consumer Lifestyle Corp., a Cayman Islands exempted company (“Aspirational”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Aspirational’s securities, (ii) the risk that the transaction may not be completed by Aspirational’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Aspirational, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of that certain Agreement and Plan of Merger, dated as of February 1, 2021 (the “Merger Agreement”), by and among Aspirational, Wheels Up, KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of Aspirational, Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Aspirational, the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement), by the shareholders of Aspirational, the satisfaction of the minimum trust account amount following redemptions by Aspirational’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against Aspirational related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the Aspirational’s securities a national securities exchange, (xi) the price of Aspirational’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Aspirational plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting Aspirational’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive.

You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Aspirational’s registration statement on Form S-1 (File No. 333-248592), the registration statement on Form S-4 discussed below and other documents filed by Aspirational from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Wheels Up and Aspirational assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Wheels Up nor Aspirational gives any assurance that either Wheels Up or Aspirational or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Wheels Up and Aspirational. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aspirational intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of Aspirational, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Aspirational shareholders. Aspirational also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aspirational are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aspirational through the website maintained by the SEC at www.sec.gov.

The documents filed by Aspirational with the SEC also may be obtained free of charge at Aspirational’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

Aspirational and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aspirational’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Aspirational and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.